October 22, 2021 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re:	TSR, Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-260152

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), TSR, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 26, 2021, at 4:01 pm Eastern Time, or as soon thereafter as is practicable, unless we or our outside counsel, Squire Patton Boggs (US) LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Jaime R. Daddona of Squire Patton Boggs (US) LLP at (602) 528-4057.

Very truly yours, TSR, INC.
By:	/s/ John G. Sharkey
Name:	John G. Sharkey
Title:	Senior Vice President and Chief Financial Officer
cc: Jaime R. Daddona, Squire Patton Boggs (US) LLP